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| OMB Number: | 3235-0123 |
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| SEC FILE NUMBER |
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| 8-52462 |

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 10 / 01 / 04 (MM/DD/YY) AND ENDING 9 / 30 / 05 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER OFFICIAL USE ONLY

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
NOV 29 2005
BRANCH OF REGISTRATIONS AND EXAMINATIONS
05

**KPMG Corporate Finance LLC**

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

303 East Wacker Drive
(No. and Street)

Chicago (City) Illinois (State) 60601 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Donna L. Gingras (312) 665-2255
(Area Code - Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

PROCESSED
JAN 23 2006
THOMSON FINANCIAL

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGLADREY & PULLEN, LLP
(Name - *if individual, state last, first, middle name*)

191 North Wacker Drive (Address) Chicago (City) Illinois (State) 60606 (Zip Code)

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

## OATH OR AFFIRMATION

I, **Donna L. Gingras**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **KPMG Corporate Finance LLC**, as of **September 30, 2005**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

OFFICIAL SEAL
TARA L.P. ZILINSKAS
Notary Public, State of Illinois
My Commission Expires 11/23/2006

Donna Gingras
Signature

Director of Finance and Compliance
Title

Tara LP Zilinskas
Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Operations
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Member's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent Auditor's Report on Internal Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

## Contents

McGladrey & Pullen
Certified Public Accountants

**Independent Auditor's Report**

To the Member
KPMG Corporate Finance LLC
Chicago, Illinois

We have audited the accompanying statement of financial condition of KPMG Corporate Finance LLC as of September 30, 2005, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of KPMG Corporate Finance LLC as of September 30, 2005, in conformity with accounting principles generally accepted in the United States of America.

McGladrey & Pullen, LLP

Chicago, Illinois
November 1, 2005

**KPMG Corporate Finance LLC**

**Statement of Financial Condition**
**September 30, 2005**

---

**Assets**

| | | |
|---|---|---|
| Cash and cash equivalents | $ | 4,431,056 |
| Accounts receivable, net | | 756,218 |
| Fixed assets, net of accumulated depreciation of $121,455 | | 70,800 |
| Other assets | | 78,370 |
| **Total assets** | $ | 5,336,444 |

**Liabilities and Member's Capital**

| | | |
|---|---|---|
| Accrued compensation | $ | 2,397,772 |
| Accounts payable, accrued expenses and other liabilities | | 878,568 |
| **Total liabilities** | | 3,276,340 |
| Commitments and contingencies | | |
| Member's capital | | 2,060,104 |
| **Total liabilities and member's capital** | $ | 5,336,444 |

The accompanying notes are an integral part of the statement of financial condition.

## Note 1. Nature of Business and Significant Accounting Policies

KPMG Corporate Finance LLC (the "Company"), a wholly owned subsidiary of KPMG CF Holdings, LLC, is a Delaware limited liability company formed on August 22, 2000, for the purpose of conducting business as a broker-dealer. The Company is a member of KPMG International and affiliated with KPMG, LLP, the United States accounting, tax and advisory firm, as well as KPMG-U.K. and KPMG-Germany. The Company's primary business is investment banking services including providing financial advisory services to institutional investors, corporations, and individuals. These financial advisory services include capital sourcing, mergers and acquisitions, fairness opinions and strategic business advisory services. The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers, Inc. (NASD).

The Company operates under the provisions of Paragraph (k)(2)(i) of rule 15c3-3 of the SEC and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k)(2)(i) provide that a broker/dealer who carries no margin accounts promptly transmits all customer funds and delivers all securities received in connection with his activities as a broker or dealer, does not otherwise hold funds or securities for or owe money or securities to customers and effectuates all financial transactions between the broker or dealer and his customers through one or more bank accounts, each to be designated as Special Account for the Exclusive Benefit of Customers of the Company. Broker/dealers operating under the provisions of (k)(2)(i) are also exempted from the remaining provisions of rule 15c3-3, including the requirement to make the reserve computations under rule 15c3-3.

The following is a summary of the Company's significant accounting policies:

Accounting estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue recognition: Investment banking revenues include fees earned from providing merger and acquisition and financial restructuring advisory services. Revenue is recognized as services are provided to customers.

Cash and cash equivalents: For purposes of the statement of financial condition, the Company considers all highly liquid investments with maturity of three months or less to be cash equivalents.

Fair value of financial instruments: All financial instruments are carried at amounts that approximate estimated fair value.

Income taxes: As a limited liability company, the Company is not subject to federal or state income taxes. The member's respective share of the Company's income or loss is reportable on its separate federal and state income tax returns.

## Note 2. Accounts Receivable

At September 30, 2005, accounts receivable includes amounts billed and hours incurred in connection with investment banking activities. The amounts billed and hours incurred include time and expense or retainers. The amount recorded is net of an allowance for doubtful accounts of $28,436.

## Note 3. Net Capital Requirements

The Company is a broker-dealer subject to the SEC Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. At September 30, 2005, the Company had net capital of $1,154,716, which was $936,294 in excess of its required net capital of $218,422. At September 30, 2005, the Company's net capital ratio was 2.84 to 1.

## Note 4. Customer Concentration and Related Party Transactions

For the year ended September 30, 2005, the Company had three major customers. Customers are considered major when the concentration of revenue from those customers exceeds 10 percent of total revenue or the customer represents more than 10 percent of total accounts receivable at September 30, 2005. At September 30, 2005, two related party customers had accounts receivable balances consisting of 20 percent and 12 percent, respectively of the total accounts receivable balance.

On August 24, 2000, the Company entered into a Memorandum of Understanding with KPMG-U.K. and KPMG, LLP ("KPMG-U.S."). As part of the agreement, KPMG-U.S. has agreed to provide infrastructure services to the Company, which is reflected as an overhead charge to the Company. The infrastructure services include technology, marketing and communication, support services and occupancy. Reimbursement for services provided occurs on a quarterly basis.

On May 7, 2004, KPMG-U.S. terminated its portion of the agreement and entered into a shared services agreement. The shared services agreement was effective retroactive to January 1, 2004. KPMG-U.S. will provide office space with certain facilities for 100 Company employees at no cost through September 30, 2005. The Company will reimburse KPMG-U.S. for any employees over 100 utilizing the office space at a rate equal to the Company's pro-rata share of KPMG-U.S. client out-of-pocket occupancy costs. Following September 30, 2005, the Company will reimburse KPMG-U.S. for all occupancy costs. Either party may terminate the shared services agreement, under certain limited conditions as defined in the agreement, by giving 30 days' prior written notice to the other party.

At September 30, 2005, included in accounts payable, accrued expenses and other liabilities is $144,000 due to the affiliated KPMG entities for infrastructure services provided.

The Company provides services on behalf of other KPMG entities. As of September 30, 2005, total accounts receivable from the other affiliated entities was approximately $277,540.

The Company provides services on behalf of other KPMG entities for which a portion of the revenue earned is remitted back to the respective entity. As of September 30, 2005, included in accounts payable is approximately $376,000 related to these activities.

## Note 5. Commitments and Contingencies

The Company has employment contracts with certain key individuals of the Company. Included therein are provisions for severance agreements along with noncompete clauses if notice is provided to said individuals.

## Note 6. Concentration of Credit Risk

The Company's financial instruments that are exposed to concentrations of credit risk consist primarily of cash and cash equivalents. The Company maintains its cash accounts with financial institutions. The total cash balances of the Company are insured by the Federal Deposit Insurance Corporation (FDIC) up to $100,000 per depositor, per bank. The Company had cash and cash equivalents as of September 30, 2005, that exceeded the balance insured by the FDIC or others by approximately $4,309,000. The Company monitors such credit risk and has not experienced any losses related to such risks.